November 15, 2004

To the Following Securities Commission(s):

B.C. Securities Commission
Ontario Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

RE: DYNAMIC OIL & GAS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders and Supplemental Mail List Respondents of the above-mentioned Company on the 15th day of November, 2004.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A)	Third Quarter Report for the Nine Months Ended September 30, 2004

Yours truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal”
Account Officer
Client Services

/gb